Exhibit 99.2

SodaStream International Ltd.

Chief Financial Officer’s Commentary

Second Quarter 2017

Revenue

Second quarter revenue increased 9.6% to $130.6 million from $119.2 million in the same quarter of 2016. The increase was driven by growth in most of the Company's geographic regions, mainly Western Europe, partially offset by $2.9 million from changes in the foreign currency exchange rates ("FX"), mainly driven by the weakening of the Euro/U.S. Dollar exchange rate.

Geographical Revenue Breakdown	Three Months Ended
	June 30, 2016	June 30, 2017	Increase	Increase
	In Millions USD			%
Western Europe	$74.4	$81.6	$7.2	9.7%
The Americas	26.0	28.1	2.1	8.3%
Asia-Pacific	13.0	13.0	0.0	0.0%
Central & Eastern Europe, Middle East, Africa	5.8	7.9	2.1	36.8%
Total	$119.2	$130.6	$11.4	9.6%

The following table sets forth each region’s contribution to total revenue and a comparison with the second quarter of 2016

(by percentage):

Region	Portion of the revenue in three months ended
	June 30, 2016	June 30, 2017
Western Europe	62.4%	62.4%
The Americas	21.8%	21.5%
Asia-Pacific	10.9%	10.0%
Central & Eastern Europe, Middle East & Africa	4.9%	6.1%
Total	100.0%	100.0%

The increase in revenue from Western Europe was primarily driven by Germany. In the Americas, revenue increased in Canada and the US, in Asia-Pacific revenue increased in Australia offset by a decrease in South Korea, and in CEMEA, the growth was driven by the Czech Republic and Israel.

Sparkling water maker unit sales increased 35% to 859,000, compared to 637,000, CO2 refill unit sales increased 10% to 8.3 million from 7.5 million and flavor unit sales decreased 11% to 5.3 million from 6.0 million in the same period in 2016.

Gross Margin

Gross margin increased to 53.1% compared to 50.7% for the same period in 2016. The 240 basis point increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume and the introduction of the higher margin “Fizzi” machine, partially offset by a higher portion of sparkling water makers in the product mix and changes in FX compared to the same period in 2016.

Sales and Marketing

Sales and marketing expenses were $40.9 million, or 31.3% of revenue, compared to $38.0 million, or 31.9% of revenue, for the same period in 2016. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses.

Advertising and promotion expenses increased by $2.9 million to $21.0 million, or 16.0% of revenue, compared to $18.1 million, or 15.2% of revenue, in the same period in 2016.

Other selling and distribution expenses were $19.9 million, or 15.2% of revenue, compared to $19.9 million, or 16.7% of revenue, in the same period in 2016.

General and Administrative

General and administrative expenses increased 5.9% to $11.6 million, or 8.9% of revenue, from $11.0 million, or 9.2% of revenue in the same period in 2016.

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Operating Income

Operating income increased 83.6% to $16.8 million, or 12.9% of revenue, compared to $9.2 million, or 7.7% of revenue, in the same period 2016. Operating income was negatively impacted by approximately $3.2 million due to changes in FX.

Tax Expense

Tax expense was $1.8 million reflecting an effective tax rate of 11.1%, compared to $1.1 million with an effective tax rate of 12.7% in the second quarter 2016.

Net Income

Net income was $14.4 million, or $0.64 per diluted share, based on 22.5 million weighted shares outstanding compared to net income of $7.8 million, or $0.37 per diluted share, based on 21.3 million weighted shares outstanding in the same period in 2016.

Foreign Currency Impact

Changes in FX had a negative impact on revenue of approximately $2.9 million mainly due to a 3% weakening of the Euro / U.S. Dollar exchange rate. FX had an additional negative impact on operating income in the quarter due to the strengthening of the Israeli Shekel by 6% against the U.S. Dollar compared to the same period in 2016. The overall negative impact of changes in FX on the operating income amounted to approximately $3.2 million in the quarter compared to the same period in 2016.

Balance Sheet

As of June 30, 2017, the Company had cash bank deposits of $108.5 million compared to $57.3 million at December 31, 2016.

Cash flow from operations less all investing activities was $10.8 million compared to $13.7 million in the same period in 2016. The decrease is due to working capital increase in the quarter, which reflects the increase in demand to the Company’s products.

Working capital at June 30, 2017, decreased 1.6% to $122.8 million compared to $124.8 million at December 31, 2016. Inventories at June 30, 2017 increased 11.9% to $98.4 million compared to $88.0 million at December 31, 2016.

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Revenue

First half of 2017 revenue increased 11.8% to $245.9 million from $220.0 million in the same period in 2016. The increase was driven by growth all geographical regions, partially offset by $4.6 million from changes in FX, mainly driven by the weakening of the Euro/U.S. Dollar exchange rate.

Geographical Revenue Breakdown	Six Months Ended
	June 30, 2016	June 30, 2017	Increase	Increase
	In Millions USD			%
Western Europe	$137.0	$151.6	$14.6	10.6%
The Americas	48.9	53.7	4.8	9.9%
Asia-Pacific	21.8	25.2	3.4	15.3%
Central & Eastern Europe, Middle East, Africa	12.3	15.4	3.1	25.5%
Total	$220.0	$245.9	$25.9	11.8%

The following table sets forth each region’s contribution to total revenue and a comparison with the first half 2016 (by percentage):

Region	Portion of the revenue in six months ended
	June 30, 2016	June 30, 2017
Western Europe	62.3%	61.7%
The Americas	22.2%	21.8%
Asia-Pacific	9.9%	10.2%
Central & Eastern Europe, Middle East & Africa	5.6%	6.3%
Total	100.0%	100.0%

The increase in revenue from Western Europe was primarily driven by Germany and France. In the Americas, revenue increased in Canada and the US, in Asia-Pacific the growth was driven primarily by Australia and Japan and in CEMEA, the growth was driven by the Czech Republic and Israel.

Sparkling water maker unit sales increased 34% to 1.6 million from 1.2 million, CO2 refill unit sales increased 11% to 15.9 million from 14.3 million and flavor unit sales decreased 6% to 10.5 million from 11.3 million in the same period in 2016.

Gross Margin

Gross margin increased to 52.9% compared to 50.7% in the same period in the prior year. The 220 basis points increase reflects continued production optimization, the leveraging of fixed infrastructure costs on increased production volume and the introduction of the higher margin “Fizzi” machine, partially offset by a higher portion of sparkling water makers in the product mix and changes in FX compared to the same period in 2016.

Sales & Marketing

Sales and marketing expenses were $75.7 million, or 30.8% of revenue, compared to $70.7 million, or 32.1% of revenue for the same period in 2016. The increase in sales and marketing expenses was mainly due to higher advertising and promotion expenses. Advertising and promotion expenses increased by $5.6 million to $37.3 million, or 15.2% of revenue, compared to $31.7 million or 14.4% of revenue in same period in 2016. Other selling and distribution expenses were $38.4 million, or 15.6% of revenue, compared to $39.0 million, or 17.7% of revenue, in the same period in 2016.

General & Administrative

General and administrative expenses were $21.7 million, or 8.8% of revenue, compared to $21.6 million, or 9.8% of revenue in 2016.

Operating Income

Operating income increased 91.3% to $32.7 million, or 13.3% of revenue, compared to $17.1 million, or 7.8% of revenue in the same period in 2016. Operating income was negatively impacted by approximately $5.2 million due to changes in FX.

Tax Expense

Tax expense was $4.0 million, reflecting an effective tax rate of 12.0%, compared to $2.1 million, or an effective tax rate of 12.9%, in the first half of 2016.

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Net Income

Net income was $29.1 million, or $1.30 per diluted share, based on 22.5 million weighted shares outstanding, compared to net income of $13.9 million, or $0.66 per diluted share, based on 21.2 million weighted shares outstanding in the same period in 2016.

Foreign Currency Impact

Changes in FX had a negative impact on revenue of approximately $4.6 million mainly due to a 3% weakening of the Euro / U.S. Dollar exchange rate. FX had an additional negative impact on operating income in the period due to the strengthening of the Israeli Shekel by 5% against the U.S. Dollar compared to the same period in 2016. The overall negative impact of changes in FX on the operating income amounted to approximately $5.2 million in the period compared to the same period in 2016.

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